Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Heidrick & Struggles International, Inc.:

We consent to the incorporation by reference in registration statement (No. 333-58118) on Form S-8 of Heidrick & Struggles International, Inc. of our report dated June 24, 2008, relating to the statements of net assets available for benefits of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related supplemental schedule, which report appears in the December 31, 2007 Annual Report on Form 11-K of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan.

/s/ KPMG LLP

Chicago, Illinois
June 24, 2008